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MAR 18 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2018___ AND ENDING___12/31/2018___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PIMCO Investments LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 45th Floor

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Martin   (949) 219-2268

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

601 South Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Colleen Martin _____ , *swear (or affirm) that, to the best of*
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
PIMCO Investments LLC _____ , *as*
of December 31 _____ , 20 18 ____ , *are true and correct. I further swear (or affirm) that*
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____ *Collen Martin*
                                         Signature

Chief Financial Officer _____
                Title

Please see attached Jurat _____
              Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT   **GOVERNMENT CODE § 8202**

✓See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1.

2.

3.

4.

5.

6.
_____   _____
    Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of **Orange**

DEBRA S BUSCEMI
Notary Public – California
Orange County
Commission # 2206276
My Comm. Expires Aug 17, 2021

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this __20th__ day of __February__, 20 _19_,
by   *Date*   *Month*   *Year*

(1)__**Colleen Martin**_____

                              None
(and (2)_____),
              Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _____
              Signature of Notary Public

─────────────────── **OPTIONAL** ───────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
              Annual Audited Report Form X-17A-5 Part III Period 01/01/2018-12/31/2018
Title or Type of Document: _PIMCO Investments LLC (PI BS Only)_____ **Document Date:** _02/20/2019_____

                                                              None
Number of Pages: __2__ **Signer(s) Other Than Named Above:** _____

PIMCO INVESTMENTS LLC

Table of Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Member of PIMCO Investments LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of PIMCO Investments LLC (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
March 14, 2019

We have served as the Company's auditor since 2018.

PricewaterhouseCoopers LLP, 601 South Figueroa, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

PIMCO INVESTMENTS LLC

Consolidated Statement of Financial Condition

December 31, 2018

Assets

Cash and cash equivalents	$	106,221,270
Distribution and servicing fees receivable		25,166,878
Investments in deferred compensation trust, at fair value		23,499,774
Receivable from affiliates		21,755,498
Restricted cash and cash equivalents in deferred compensation trust		3,903,297
Prepaid expenses		1,071,636
Total assets	$	181,618,353

Liabilities and Member's Capital

Commissions payable	$	36,714,452
Deferred compensation		27,403,071
Accounts payable and accrued expenses		14,016,894
Accrued compensation		4,210,142
Payable to affiliates		683,932
Other accrued compensation		165,225
Other		746,129
Total liabilities		83,939,845
Member's capital		97,678,508
Total liabilities and member's capital	$	181,618,353

See accompanying notes to consolidated statement of financial condition.

2

(1) Organization and Business

PIMCO Investments LLC (PI or the Company) is a single-member limited liability company, wholly owned by Pacific Investment Management Company LLC (PIMCO), which in turn is majority owned by Allianz Asset Management of America L.P. (AAM LP). PI is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is a global financial services provider with services predominantly in the insurance and asset management business.

PI serves as the distributor and provides shareholder services to affiliated institutional and retail mutual funds (PIMCO Mutual Funds) and exchange traded funds that are managed by PIMCO (collectively, PIMCO Funds). PI also serves as a solicitor for certain PIMCO retail managed accounts. PI provides financial intermediary support, marketing and communications support, as well as similar support for (but not underwriting of) initial public and secondary offerings of PIMCO closed-end funds (Closed-End Funds).

PI does not carry security accounts for customers and does not perform custodial functions relating to customer securities and, therefore, claims exemption from the provisions of Rule 15c3-3 of the SEC.

(2) Significant Accounting Policies

(a) Consolidation

The consolidated statement of financial condition includes the accounts of the Company and the deferred compensation trust, which is a variable interest entity ("VIE") and consolidated in accordance with ASC 810, *Consolidation.* The Company's maximum exposure to loss related to the VIE is limited to the carrying amount of the restricted cash and cash equivalents and investments held by the VIE, which are recorded at fair value on the consolidated statement of financial condition. All significant intercompany items have been eliminated in the accompanying consolidated statement of financial condition.

(b) Basis of Preparation and Use of Estimates

The consolidated statement of financial condition is prepared in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated statement of financial condition in future periods.

(Continued)

(c) *Fair Value Measurements*

The carrying value of the Company's financial instruments approximates fair value. The carrying value of cash and cash equivalents approximates fair value due to their short maturity. The fair value of distribution and servicing fees receivable and receivable from affiliates has been deemed to approximate their carrying value through reference to their short maturity as well as low credit risk. The underlying investments in the executive deferred compensation plan held in the deferred compensation trust are investments measured using actively traded market prices. The carrying value of the deferred compensation liability approximates fair value.

(d) *Change in Accounting Policies*

On January 1, 2018, PI adopted Accounting Standards Codification Topic 606 (ASC Topic 606), *Revenue from Contracts with Customers*, retrospectively with the cumulative effect of initially applying the standard recognized on the date of initial application. There was no impact to retained earnings for the year ended December 31, 2018.

(e) *Cash and Cash Equivalents*

PI considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money deposit accounts that are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

PI has restricted cash and cash equivalents in the deferred compensation trust.

(f) *Investments held in Deferred Compensation Trust*

The Company elected the fair value option under ASC 825 for the underlying investments of the executive deferred compensation plan held in the deferred compensation trust.

(g) *Deferred Compensation*

The Company accounts for its deferred compensation liability in accordance with ASC 710 and adjusts the carrying value of the liability for changes in the assets held in the deferred compensation trust in the accompanying consolidated statement of financial condition.

(h) *Income Taxes*

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of PI are included on the ultimate taxpayer's income tax return. PI is subject to state and local taxes in certain jurisdictions.

(Continued)

PIMCO INVESTMENTS LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2018

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing PI's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold, would not be recognized. There were no uncertain tax positions identified in 2018.

The tax paying company's federal income tax returns remain open to examination for tax years 2015 through 2017 and the state income tax returns remain open to examination for tax years 2014 through 2017.

(3) Fair Value Measurements

ASC Topic 820 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. There is a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each asset or liability is based on the assessment of the transparency and reliability of the inputs used in the valuation of such asset or liability at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities;

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date, quoted prices in markets that are not active, or other inputs that are observable, either directly or indirectly; and

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There have been no changes to the Company's valuation policies during the year ended December 31, 2018.

	December 31, 2018	Level 1	Level 2	Level 3
Assets:				
Underlying investments held in deferred compensation trust:				
Cash and cash equivalents	$ 3,903,297	3,903,297		
Treasury securities	323,060	323,060		
Mutual funds/Equity securities	23,176,714	23,176,714	—	—
Total	$ 27,403,071	27,403,071	—	—

(Continued)

(4) Related-Party Transactions

PI reimburses AAM LP for certain overhead and administrative services that are allocated based on time and usage factors. These expenses generally consist of salaries and related benefits for finance, information technology, and other general and administrative services.

Certain management and other employees at PIMCO provide services to PI. These services generally consist of certain sales, account management, product management, marketing, legal, compliance, and other general and administrative services. In addition, PI is receiving the benefit of external services and various overhead that is initially paid by PIMCO. PI reimburses PIMCO monthly for these services, which are allocated based on estimated time and usage factors for each PIMCO department that is providing such services.

Included within receivable and payable to affiliates on the accompanying consolidated statement of financial condition are amounts to be received from or paid to AAM LP and PIMCO in connection with these services in addition to receivables from and payables due to other affiliates that have arisen in the ordinary course of business. As of December 31, 2018, $21,755,498 and $683,932 were the receivable and payable balances, respectively, to such affiliates.

(5) Benefit Plans

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in a grantor trust. The assets held in grantor trust are not available to fund ongoing activities of the Company and only would be available to the Company's creditors in the event of insolvency. Total investments and restricted cash and cash equivalents held in trust and the related liability as of December 31, 2018 was $27,403,071 and are included in the investments in deferred compensation trust, at fair value, restricted cash and cash equivalents and deferred compensation on the consolidated statement of financial condition. During 2018, management determined the trust should be reflected in the consolidated statement of financial condition of the Company. The Company evaluated the impact of not including these amounts in prior periods and concluded the impact to the previously issued statement of financial condition was not material. There was no impact to net capital or excess net capital.

(6) Contingencies

The Company is subject to various pending and threatened legal actions as well as regulatory inquiries, which arise in the normal course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's financial condition.

(7) Net Capital

PI is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate

(Continued)

indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2018, PI had net capital of $49,684,496 for regulatory purposes, which was $45,915,376 in excess of its required net capital of $3,769,120. PI's aggregate indebtedness to net capital ratio was 1.14-to-1 as of December 31, 2018.

(8) Subsequent Events

The Company has evaluated events occurring after the consolidated statement of financial condition date (subsequent events) through March 14, 2019, the date the consolidated statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated statement of financial condition. No such events were identified.